EXHIBIT 17.1

[SUNOCO, INC. LOGO]

Mr. John G. Drosdick

Chairman

Sunoco Logistics Partners L.P.

1735 Market Street

Philadelphia, PA 19103

Dear Jack:

As we discussed, please accept my resignation as Director of Sunoco Logistics.

It has been a pleasure watching the Board and Debbie’s team coalesce and mature into the very effective organization they are today.

Thank you for the opportunity to participate.

Sincerely,

/s/ Mike

cc: D. M. Fretz